February 11,  2000



Attn:  Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Security Exchange Commissions
450 Fifth Street, N.W.
Washington, D.C. 20549
Via facsimile and U.S. Mail
(202) 942-9533

RE:   Termination of SB-2 Filing
      SEC file #333-91835

Dear Mr. Riedler,

      Please allow this letter to serve as our request to withdraw the pending SB-2 filing, SEC file #333-91835. The filing is being withdrawn due to the fact that we have terminated our investment agreement with Swartz Equity. Accordingly, the purpose for the filing no longer exists.


Very truly yours,

/s/DANIEL W. BIVINS, JR.
   Daniel W. Bivins, Jr.
   Sr. Vice President and
   General Counsel

cc:   Paul C. Pershes
      Joel Mayersohn